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                                 UNITED  STATES
                     SECURITIES  AND  EXCHANGE  COMMISSION
                            WASHINGTON,  D.C.  20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                             YELLOWBUBBLE.COM, INC.
                            -----------------------
                                (Name of Issuer)

                                     COMMON
                                     -------
                         (Title of Class of Securities)

                                   985635101
                                   ----------
                                 (CUSIP Number)

                               DECEMBER 19, 1999
                               ------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule  13d-1(b)
[X]  Rule  13d-1(c)
[ ]  Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

SCHEDULE 13G

CUSIP NO. 704059104

1.  NAMES OF REPORTING PERSONS
    IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Sensor Communications Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)

    Not Applicable

    [ ] (a)
    [ ] (b)

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Turks & Caicos

    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   Sole Voting Power:           750,000 (1)
6.   Shared Voting Power          0
7.   Sole Dispositive Power       750,000 (1)
8.   Shared Dispositive Power     0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    750,000 (1)

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES (See Instructions)

    Not Applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    6.0% (based on 12,500,000 shares of common stock issued and outstanding as of November 30, 1999)

12. TYPE OF REPORTING PERSON  (See Instructions)

    CO

ITEM  1.

(a)     Name  of  Issuer

        YELLOWBUBBLE.COM,  INC

(b)     Address  of  Issuer's  Principal  Executive  Offices

        104-106  THE  CHAMBERS,  CHELSEA  HARBOUR,  LONDON,  ENGLAND  SW10  0XF

ITEM  2.

(a)     Name  of  Person  Filing

        SENSOR  COMMUNICATIONS  INC.

(b)     Address  of  Principal  Business  Office  or,  if  none,  Residence

        2001 LEEWARD HIGHWAY, MCLEAN BUILDING, PROVIDENCIALES, TURKS AND CAICOS ISLANDS, BWI

(c)     Citizenship  or  Place  of  Organization

        TURKS  AND  CAICOS

(d)     Title  of  Class  of  Securities

        COMMON

(e)     CUSIP  Number

        985635101

ITEM  3.     IF  THIS  STATEMENT  IS  FILED  PURSUANT  TO   240.13D-1(B)  OR
             240.13D-2(B)  OR  (C),  CHECK  WHETHER  THE  PERSON  FILING  IS  A:

             Not  applicable.

(a)     [ ]  Broker  or dealer registered under section 15 of the Act (15 U.S.C.
             78o);

(b)     [ ]  Bank  as  defined  in  section  3(a)(6) of the Act (15 U.S.C. 78c);

(c)     [ ]  Insurance  company  as  defined  in section 3(a)(19) of the Act (15
             U.S.C.  78c);

(d)     [ ]  Investment  company  registered  under  section 8 of the Investment
             Company  Act  of  1940  (15  U.S.C.  80a-8);

(e)     [ ]  An  investment  adviser in accordance with  240.13d-1(b)(1)(ii)(E);

(f)     [ ]  An  employee  benefit  plan  or  endowment  fund in accordance with
             240.13d-1(b)(1)(ii)(F);

(g)     [ ]  A  parent  holding  company  or  control  person in accordance with
             240.13d-1(b)(1)(ii)(G);

(h)     [ ]  A  savings  associations  as defined in Section 3(b) of the Federal
             Deposit  Insurance  Act  (12  U.S.C.  1813);

(i)     [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)     [ ]  Group,  in  accordance  with  240.13d-1(b)(1)(ii)(J).

ITEM  4.     OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount  beneficially  owned:  750,000(1)

(b)     Percent  of  class:                6.0%.

(c)     Number  of  shares  as  to  which  the  person  has:

(i)     Sole  power  to  vote  or  to  direct  the  vote:  750,000(1)

(ii)     Shared  power  to  vote  or  to  direct  the  vote:  0.

(iii)     Sole  power  to  dispose or to direct the disposition of:  750,000(1)

(iv)     Shared  power  to  dispose  or  to  direct  the  disposition  of:  0.

(1) Represents 750,000 shares of Common Stock of the Issuer acquired by the Reporting Person on December 19, 1999.

ITEM  5.     OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS

             Not  applicable.

ITEM  6.     OWNERSHIP  OF  MORE  THAN  FIVE PERCENT ON BEHALF OF ANOTHER PERSON

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

             NOT  APPLICABLE.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

             Not  applicable.

ITEM  8.     IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

If a group has filed this schedule, pursuant to 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to 240.13d-1(c) or 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

             NOT  APPLICABLE.

ITEM  9.     NOTICE  OF  DISSOLUTION  OF  GROUP

             Not  Applicable.

ITEM  10.    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31 ,2001                             /s/ Greg Greatrex
                                                     Signature

                                                     Greg  Greatrex/Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of this filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).